EXHIBIT 99.1

Blue Hat Announces Financial Results for the First Half of 2024, a 71.76% Decrease in Revenues to $13.08 million

Xiamen, China – December 23, 2024: Blue Hat Interactive Entertainment Technology (“Blue Hat” or the “Company”) (NASDAQ: BHAT), a company primarily engaged in commodity trading in China, today announced its unaudited financial results for the six months ended June 30, 2024 (“First Half of 2024”).

First Half of 2024 Financial Highlights

●

First Half of 2024 total revenues of US$13.08 million, compared to US$46.30 million in the prior-year period, due to decline of the market for glycol in 2024. Revenue from diamonds trading business increased from nil for the six months ended June 30, 2023 to $13.08 million for the six months ended June 30, 2024. This is a new business we started during the third quarter in 2023.

●	First Half of 2024 gross profit of US$1.08 million, an increase of 1328.11% from US$0.08 million in the prior-year period. This is due to the new diamonds trading business we started during the third quarter in 2023.

●	First Half of 2024 loss from operations of US$1.23 million, a decrease of 69.82% from loss from continued operations of US$4.07 million in the prior-year period.

●	Net loss from continued operations decreased 70.30% to US$1.30 million for the First Half of 2024, from net loss from continued operations of US$4.36 million in the prior-year period.

●	Net income from discontinued operations is nil for the First Half of 2024, compared with the net loss from discontinued operations of US$4,894 in the prior-year period.

●	US$2.97 million in cash and cash equivalents as of June 30, 2024.

Management Commentary

Since 2023 and 2024, Blue Hat has been actively transforming its business focus toward commodity trading, particularly in gold and related supply chain operations. In October 2023, the Company signed an agreement with Macau Rongxin to purchase 1 ton of gold, with the delivery completed by the end of August 2024. Gold sales are expected to generate revenue in 2025. This strategic move significantly boosted the Company’s asset value and validated the foresight of its management decisions. Mr. Xiaodong Chen, CEO of Blue Hat, stated, “In recent years, we have been expanding across various sectors of the gold industry. Notably, the gold delivery price in our agreement with Macau Rongxin was 473.70 RMB per gram (approximately $2,100 per ounce). With the rise in gold prices, the Company’s book assets have appreciated by over $21 million between August 2024 and December 2024. This achievement further affirms management’s sound judgment in business transformation. Moving forward, we will continue to increase our gold reserves, optimize our supply chain operations, and enhance our digital trading platform to better deliver value to our investors.”

First Half of 2024 Results

Total revenues were US$13.08 million for the First Half of 2024, a decrease of US$33.23 million, or 71.76%, compared to US$46.30 million in the prior-year period. It was due to decline of the market for glycol in 2024. diamonds trading business increased from nil for the six months ended June 30, 2023 to $13.08 million for the six months ended June 30, 2024. This is a new business we started during the third quarter in 2023.

Revenues from sales of commodity trading were nil for the First Half of 2024, compared to US$45.94 million in the prior-year period.

Revenues from sales of diamonds trading were US$13.08 million for the First Half of 2024, compared to nil in the prior-year period.

Revenues from sales of information service were nil for the First Half of 2024, compared to US$0.37 million in the prior-year period.

Gross profit increased 1328.11% to US$1.08 million for the First Half of 2024, from US$0.08 million in the prior-year period.

Total gross margin was 8.26% for the First Half of 2024, compared to 0.16% in the prior-year period. This is due to the new diamonds trading business we started during the third quarter in 2023.

Total operating expenses decreased by US$1.84 million for the First Half of 2024, from US$4.14 million in the prior-year period, primarily as a result of decreased general and administrative and research and development in the first half of 2024.

Loss from operations decreased 69.82% to loss from operations of US$1.23 million for the First Half of 2024, from US$4.07 million in the prior-year period.

Net loss from continued operations decreased 70.30% to net loss from continued operations of US$1.30 million for the First Half of 2024, from US$4.36 million in the prior-year period.

Net income from discontinued operations decreased to nil for the First Half of 2024, from net loss from discontinued operation of US$4,894 in the prior-year period.

Basic loss per share from continued operations was US$0.02 for the First Half of 2024, compared to US$0.36 in the prior-year period.

Basic loss per share from discontinued operations was nil for the First Half of 2024, compared to nil in the prior-year period.

Balance Sheet Highlights

As of June 30, 2024, Blue Hat had cash and cash equivalents of US$2.97 million, working capital of US$32.84 million and total shareholders’ equity (excluding the non-controlling interest) of US$39.78 million, compared to cash and cash equivalents of US$0.41 million, working capital of US$33.62 million and total shareholders’ equity (excluding the non-controlling interest) of US$40.62 million, respectively, as of December 31, 2023.

During the First Half of 2024, the Company completed a private placement by issuing 0.1 million restricted ordinary shares, at US$0.70 per share. The price was US$70,000.

About Blue Hat

Blue Hat was formerly a provider of communication services, as well as a producer, developer, and operator of AR interactive entertainment games, toys, educational materials and commodity trading in China. For more information, please visit the Company’s investor relations website at http://ir.bluehatgroup.com. The Company routinely provides important information on its website.

Forward-Looking Statements

This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All forward-looking statements are inherently uncertain as they are based on current expectations and assumptions concerning future events or future performance of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which are only predictions and speak only as of the date hereof. In evaluating such statements, prospective investors should review carefully various risks and uncertainties identified in this release and matters set in the Company’s SEC filings. These risks and uncertainties could cause the Company’s actual results to differ materially from those indicated in its forward-looking statements.

Contacts:

Blue Hat Interactive Entertainment Technology
Phone: +86 (592) 228-0010
Email: ir@bluehatgroup.net

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
ASSETS	2024	2023
		(Audited)
Current assets:
Cash and cash equivalents	$2,973,897	$407,588
Restricted cash	1,483	1,587
Inventories	5,544,171	17,545,153
Accounts receivable, net	24,594,955	15,157,384
Accounts receivable, related party	9,512	9,571
Other receivables, net	4,452,787	4,182,706
Other receivables - related party	1,964,933	1,941,723
Prepayments, net	18,939	36,588
Total current assets	39,560,677	39,282,300

Property and equipment, net	3,441,238	3,544,751

Other assets:
Prepayments	2,373,656	2,388,435
Operating lease, right-of-use asset	2,194,374	2,353,083
Long-term investments	1,683,785	1,694,269
Total other assets	9,693,053	9,980,538
Total assets	$49,253,730	$49,262,838

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans - banks	$272,019	$273,713
Taxes payable	800,428	805,577
Accounts payable	316,756	318,729
Other payables and accrued liabilities	5,063,631	4,027,883
Other payables - related party	29,393	—
Operating lease liabilities - current	239,061	235,470
Customer deposits	3,002	3,020
Total current liabilities	6,724,290	5,664,392

Other liabilities:
Operating lease liability	2,007,365	2,141,421
Long term payable -related party	744,450	834,950
Total other liabilities	2,751,815	2,976,371
Total liabilities	9,476,105	8,640,763

COMMITMENTS AND CONTINGENCIES
Shareholders’ equity
Ordinary shares, $0.01 par value, 500,000,000 shares authorized, 58,498,281 shares issued and outstanding as of June 30, 2024, and 58,398,281 shares issued and outstanding as of December 31, 2023	584,982	583,982
Additional paid-in capital	94,300,430	93,828,090
Statutory reserves	2,143,252	2,143,252
Retained earnings	(58,127,862)	(56,832,015)
Accumulated other comprehensive income	876,823	898,766
Total Blue Hat Interactive Entertainment Technology shareholders’ equity	39,777,625	40,622,075
Non-controlling interests	—	—
Total equity	39,777,625	40,622,075
Total liabilities and shareholders’ equity	$49,253,730	$49,262,838

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Six Months Ended June 30,
	2024	2023
Revenues	$13,078,529	$46,304,236
Cost of revenue	11,998,711	46,228,625
Gross profit	1,079,818	75,611

Operating expenses:
Selling	—	3,922
General and administrative	1,966,815	2,865,496
Research and development	340,389	1,273,215
Total operating expenses	2,307,204	4,142,633

Loss from operations	(1,227,386)	(4,067,022)

Other income (expense)
Interest income	16	5
Interest expense	(66,724)	(291,703)
Other finance expenses	(1,615)	(11,099)
Other (expense) income, net	(138)	6,386
Total other expenses, net	(68,461)	(296,411)

Loss before income taxes	(1,295,847)	(4,363,433)
Provision for income taxes	—	116
Loss from Continued Operations	(1,295,847)	(4,363,549)

Discontinued Operations
Income (loss) from discontinued operations	—	4,894
Less: Net income (loss) attributable to non-controlling interests	—	9,080
Net Loss attributable to Blue Hat Interactive Entertainment Technology	(1,295,847)	(4,367,735)

Other comprehensive loss
Net loss from continued operations	(1,295,847)	(4,363,552)
Foreign currency translation adjustment - continued operations	(21,943)	(372,369)
Comprehensive loss - continued operations	$(1,317,790)	$(4,735,921)

Net income (loss) from discontinued operations	—	4,894
Foreign currency translation adjustment - discontinued operations	—	(152,116)
Comprehensive loss - discontinued operations	—	(147,222)
Comprehensive Income (Loss)	(1,317,790)	(4,883,143)
Less: Comprehensive income (loss) attributable to non-controlling interests	—	9,080
Comprehensive income attributable to Blue Hat Interactive Entertainment shareholders	(1,317,790)	(4,892,223)

Weighted average number of ordinary shares
Basic	58,462,704	12,052,427
Diluted	59,705,029	13,333,094

losses per share
Basic loss per share from continued operations	$(0.02)	$(0.36)
Basic loss per share from discontinued operations	—	$—
Diluted losses per share
Diluted loss per share from continued operations	$(0.02)	$(0.33)
Diluted loss per share from discontinued operations	—	$—